Subscription Agreement between the Fund and the Investors

Pebblebrook Fund, Inc.

13047 Pebblebrook Drive

Houston, Texas 77079

Letter of Investment Intent

February 10, 2003

To the Board of Directors of the Pebblebrook Fund:

The undersigned (the Purchaser) hereby subscribes to purchase a beneficial interest (Interest) of the Pebblebrook Fund in the amount of one hundred thousand dollars ($100,000.00) for five thousand (5,000) shares at net asset value of twenty dollars ($20.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000).

The Purchaser agrees that the Interest is being purchased for investment purposes and with no present intention of reselling or redeeming said Interest.

Dated February 10,2003

/s/ Bill Cross

By: Bill Cross